CAMCO Investors Trust Board of Trustees Meeting of February 23, 2007: Resolutions Approving Fidelity Bond

WHEREAS, the Trustees of CAMCO Investors Trust, including a majority of the Trustees who are not "interested persons" as that term in defined in the Investment Company Act of 1940, as amended, have reviewed the form and coverage of National Fire Insurance Company of Pittsburgh, Pennsylvania, Policy No. 6214288 as amended to the date of this meeting (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and

WHEREAS, the custody and safekeeping of CAMCO Investors Trust's securities are exclusively the obligation of U.S. Bank, N.A. as Custodian for CAMCO Investors Trust; and

WHEREAS, no employee of CAMCO Investors Trust or employee of the Adviser has access to CAMCO Investors Trust's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of CAMCO Investors Trust is designated as the person who shall make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

637251.1

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured   Camco Investors Fund

Principal Address: 30 East Main Street

Berryville VA 22611

(Herein called the Insured)

BOND NUMBER

6214288

Item 2. Bond Period from 12:01 a.m. on 03/01/2007 to 12:01 a.m. on 03/01/2008

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability
Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
Insuring Agreement A	FIDELITY	$200,000	$0
Insuring Agreement B	AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C	ON PREMISES	$200,000	$5,000
Insuring Agreement D	IN TRANSIT	$200,000	$5,000
Insuring Agreement E	FORGERY OR ALTERATION	$200,000	$5,000
Insuring Agreement F	SECURITIES	$200,000	$5,000
Insuring Agreement G	COUNTERFEIT CURRENCY	$200,000	$5,000
Insuring Agreement H	STOP PAYMENT	$25,000	$5,000
Insuring Agreement I	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J	COMPUTER SYSTEMS	$200,000	$5,000
Insuring Agreement K	UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L	AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M	TELEFACSIMILE	Not Covered	Not Covered

If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered   Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
1-5

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By: _Steven C Liston_
                    Authorized Representative